PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
No. 06-132 October 16, 2006

Platinum Group Metals Receives Share Warrant Exercises

Vancouver/Johannesburg October 16, 2006…Platinum Group Metals Ltd. announced today that it has received a total of C$4,081,707 from the exercise of 2,721,138 share purchase warrants at C$1.50 per share that were to expire October 14, 2006. Of this amount C$431,916 was received prior to June 1, 2006.

“Our institutional and other shareholders continue to support us as we ready the Pre-Feasibility Study on Project 1 on the Western Bushveld Joint Venture” said R. Michael Jones, President of Platinum Group Metals Ltd. “We expect drill results in the Project 2 and 3 areas shortly and our strong working capital position allows us to pursue our objectives, with our partners, across our large mineral rights position in the Western Bushveld Complex, South Africa”.

Following the exercise of the warrants PTM will have 56,206,247 shares issued and outstanding and 64,149,122 shares fully diluted.

About Platinum Group Metals Ltd. (www.platinumgroupmetals.net)

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team who provide successful track records of more than 20 years in exploration, mine discovery, mine construction, and mine operations.

Formed in 2000, the Company is focused on the development of platinum operations in both countries. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous Complex of South Africa, including a joint venture with Anglo Platinum Limited on the Western Limb of the Bushveld Complex. The Western Limb of the Bushveld Complex is responsible for approximately 70% of the annual platinum production of the world.

The Western Bushveld Joint Venture, where PTM has a 37% participating interest, includes Measured, Indicated and Inferred Resources with further areas under drilling investigation. Anglo Platinum, the world leader in platinum, holds a participating 37% interest and Africa Wide, a Black Economic Empowerment Company under the South Africa’s Mining Charter, holds a participating 26% interest.

On behalf of the Board of

Platinum Group Metals Ltd.

For further information contact:

R. Michael Jones, President

Erin Airton, Manager of Communications/Strategic Planning

or John Foulkes, Manager Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. There can be no assurance that any of the assumptions in the resource estimates or any reference to potential mine plans will be supported by a Pre-feasibility or Feasibility Study or that any forward looking event will come to pass. The data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project has not been confirmed or applied for and the process for such application is new in the Republic of South Africa. The potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further working capital will be available.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbour rules.